Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH STARTS COMMISSIONING OF 12,500 BBL/D LINDBERGH THERMAL PROJECT AND DELIVERS STRONG THIRD QUARTER PERFORMANCE

(Calgary, October 30, 2014) – With Pengrowth’s conventional business continuing to meet expectations and commissioning activities at Lindbergh progressing, the third quarter marks another significant milestone in Pengrowth’s transition to sustainable growth.

“We continue to deliver on our strategic plan and we remain confident in our future. This is an exciting time for our company. We are in the best shape we have been in for some time in terms of the visibility and robustness of the go forward plan and the growth prospects for the Company,” said Derek Evans, President and Chief Executive Officer of Pengrowth. “Our conventional business is firing on all cylinders, completion of the first phase of our Lindbergh thermal commercial project is just around the corner and our cash flow is well protected by our extensive hedge positions. These factors are expected to provide Pengrowth with the platform needed to achieve long-term sustainable growth in production and cash flow starting in 2015, where we anticipate a significant increase in funds flow per share.”

Average third quarter daily production of 72,472 barrels of oil equivalent per day (boe/d), operating costs of $15.36 per boe and funds flow of $0.24 per share was supported by our industry leading costs and results in the Cardium in the Greater Olds/Garrington area. Pengrowth continues to be one of the most active and efficient developers of the Cardium.

After 32 months of operation, performance from the Lindbergh pilot remains robust. Production in the quarter from the two well pairs averaged 1,626 barrels per day (bbl/d) of bitumen at an average Instantaneous Steam Oil Ratio (ISOR) of 2.4. These top-quartile results reinforce our confidence in the Lindbergh project and foreshadow a successful commercial project.

Subsequent to quarter end, commissioning and start-up activities commenced at the Lindbergh commercial facilities, with first steam anticipated in early December. First production from the initial 12,500 bbl/d commercial project is expected in January 2015; meeting Pengrowth’s original project time line.

Pengrowth’s extensive oil and natural gas hedging program continues to provide cash flow certainty notwithstanding the volatile commodity markets. The hedging program is designed to provide stability to cash flows, ensuring Pengrowth’s ability to support the payment of dividends and funding of capital program commitments. Pengrowth’s hedging program should benefit shareholders over the coming months, particularly if the current price environment persists through 2015.

Irrespective of its extensive hedging program, Pengrowth will take a measured approach to allocating 2015 capital, ensuring that all capital plans generate high rates of return and dependable cash flow, while maintaining its financial flexibility and strength in a lower commodity price environment.

Highlights:

•	Maintained monthly dividend of Cdn$0.04 per share.

•	Commenced with commissioning and start-up activities at the 12,500 bbl/d first commercial phase facilities at Lindbergh.

•
Recorded strong and consistent results from the Lindbergh pilot, with combined production from the two well pairs averaging 1,626 bbl/d during the quarter. The average ISOR for the pilot was 2.4 in the quarter, representing one of the best ISOR’s in the industry.

•	Achieved average daily production for the quarter of 72,472 boe/d, primarily driven by strong oil production from wells targeting the Cardium formation in the Greater Olds/Garrington area.

•	Delivered funds flow from operations for the quarter of $129 million ($0.24 per share).

•	Significant hedging positions in the fourth quarter 2014 through to the end of 2016 offer protection against lower commodity prices and will help insure cash flow certainty.

•	77 percent or 23,000 bbl/d of fourth quarter 2014 oil is hedged at Cdn$94.51 per bbl
•	59 percent or 119 MMcf/d of fourth quarter 2014 natural gas is hedged at Cdn$3.81 per Mcf
•	63 percent or 26,000 bbl/d of 2015 oil is hedged at Cdn$93.99 per bbl
•	47 percent or 84 MMcf/d of 2015 natural gas is hedged at Cdn$3.85 per Mcf

 Summary of Financial & Operating Results

	Three months ended		Nine months ended
(monetary amounts in millions except per boe and per share amounts)	Sept 30, 2014	Sept 30, 2013	% Change	Sept 30, 2014	Sept 30, 2013	% Change
PRODUCTION
Average daily production (boe/d)	72,472	83,275	(13)	73,789	86,938	(15)
FINANCIAL
Funds flow from operations(1)	$129.0	$161.5	(20)	$389.9	$455.0	(14)
Funds flow from operations per share	$0.24	$0.31	(23)	$0.74	$0.88	(16)
Oil and gas sales	$369.1	$439.6	(16)	$1,205.4	$1,249.7	(4)
Oil and gas sales per boe	$55.36	$57.38	(4)	$59.84	$52.66	14
Realized commodity risk management gains (losses)	$(28.6)	$(25.4)	13	$(117.8)	$(39.3)	200
Realized commodity risk management gains (losses) per boe	$(4.29)	$(3.32)	29	$(5.85)	$(1.66)	252
Operating expenses	$102.4	$125.6	(18)	$320.9	$373.3	(14)
Operating expenses per boe	$15.36	$16.39	(6)	$15.93	$15.73	1
Royalty expenses	$65.5	$72.6	(10)	$217.4	$212.3	2
Royalty expenses per boe	$9.83	$9.47	4	$10.79	$8.95	21
Royalty expenses as a percent of sales	17.7%	16.5%		18.0%	17.0%
Operating netback per boe(1)	$24.91	$27.10	(8)	$26.17	$25.41	3
Cash G&A expenses(1)	$20.6	$20.0	3	$63.1	$66.1	(5)
Cash G&A expenses per boe	$3.09	$2.61	18	$3.13	$2.79	12
Capital expenditures	$191.9	$176.2	9	$645.2	$456.1	41
Capital expenditures per share	$0.36	$0.34	6	$1.23	$0.88	40
Net cash acquisitions (dispositions)	$(29.3)	$(623.4)	(95)	$(47.7)	$(948.5)	(95)
Net cash acquisitions (dispositions) per share	$(0.06)	$(1.20)	(95)	$(0.09)	$(1.84)	(95)
Dividends paid	$63.5	$62.2	2	$189.4	$185.7	2
Dividends paid per share	$0.12	$0.12	-	$0.36	$0.36	-
Number of shares outstanding at period end (000's)	530,148	519,803	2	530,148	519,803	2
Weighted average number of shares outstanding (000's)	529,105	518,802	2	526,570	516,170	2
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss)(1)	$3.4	$(108.2)	(103)	$(24.2)	$(146.5)	(83)
Net income (loss)	$52.2	$(107.3)	(149)	$(72.8)	$(225.8)	(68)
Net income (loss) per share	$0.10	$(0.21)	(148)	$(0.14)	$(0.44)	(68)
CASH AND CASH EQUIVALENTS	$42.0	$583.0	(93)	$42.0	$583.0	(93)
DEBT
Senior debt(2)				$1,483.7	$1,366.8	9
Convertible debentures(2)				$235.3	$236.3	-
Total debt before working capital				$1,719.0	$1,603.1	7
Total debt including working capital				$1,933.2	$1,235.7	56
CONTRIBUTION BASED ON OPERATING NETBACKS(1)
Light oil	58%	67%		56%	67%
Heavy oil	19%	19%		17%	14%
Natural gas liquids	10%	10%		11%	11%
Natural gas	13%	4%		16%	8%

(1)              See disclosures at end of release for definition of Additional GAAP and Non-GAAP Financial Measures.
(2)              Debt includes the current and long term portions.

Production

Third quarter 2014 average daily production was 72,472 boe/d, in line with expectations and represented a decrease of two percent compared to average daily production of  73,823 boe/d in the second quarter of 2014. The decline in production quarter over quarter was expected, and was mainly due to the absence of a Sable Island condensate shipment in the third quarter of 2014, a small property disposition and natural declines. Partly offsetting these declines was the continued strength from the Cardium development program. The strong performance from the Cardium over the past two years has provided Pengrowth with the optionality to rationalize (dispose of) small pieces of its asset portfolio while still achieving guidance targets.

Pengrowth expects to deliver near the top end for full-year production guidance of 71,000 to 73,000 boe/d.

Capital Expenditures

Third quarter 2014 capital expenditures were approximately $192 million, following the strategy of selecting and executing projects that maximize cash flow and provide the highest rates of return while continuing to invest in the first commercial phase of the Lindbergh thermal project. Approximately 90 percent of capital expenditures were invested in drilling, completions and facilities, with the remaining 10 percent spent on maintenance, land, seismic capital and other capital.

Pengrowth invested approximately 58 percent or $111 million of third quarter 2014 capital towards the construction of the first commercial phase of Lindbergh. Construction at Lindbergh during the third quarter was delayed due to wet weather leading to additional costs of approximately 1 - 2 percent as a result of the extended construction period. Costs associated with quality control issues at a third party fabrication shop are still outstanding but are not expected to be material to the final project capital costs.

Approximately $62 million of capital spending in the quarter was spent on development activities in Pengrowth’s non-thermal business, resulting in the drilling of 23 gross (15.0 net) wells, with 100 percent success.

Full-year 2014 capital expenditures are expected to remain on track with previous guidance of between $740 and $770 million.

Lindbergh

Lindbergh, Pengrowth’s 100 percent owned and operated thermal project, is located in the Cold Lake area of eastern Alberta. The project offers Pengrowth the potential to develop annual bitumen production of up to 50,000 bbl/d over the next five years, starting with the initial 12,500 bbl/d commercial project coming on-stream in 2015. Lindbergh’s expected strong netbacks, low decline rates, long reserve life and low sustaining capital requirements are expected to be the foundation of Pengrowth’s sustainable total return model, supporting future growth in cash flow per share and an attractive dividend.

Lindbergh’s robust economics make it a strong, viable project even in a low commodity price environment. Pengrowth estimates that Lindbergh can still generate a ten percent rate of return at a West Texas Intermediate oil price of approximately USD$50 per barrel.

During the quarter, mechanical, electrical, building and overall field construction continued on the first 12,500 bbl/d commercial phase central processing facilities. Well-pad and surface pipeline construction is ongoing and is anticipated to be complete in the fourth quarter of 2014.

Operations at the Lindbergh pilot project, which has now been producing for over 32 months, continued to show strong results during the third quarter of 2014. Cumulative production from the two well pairs was approximately 1.46 million bbls of bitumen by September 30, 2014, with a Cumulative Steam Oil Ratio (CSOR) of 2.1.

Non-thermal Oil and Gas

Pengrowth’s significant non-thermal oil and gas portfolio includes a large contiguous land base in the Greater Olds/Garrington area encompassing over 500 gross (250 net) sections of land, with stacked opportunities in the Cardium and Mannville sands as well as in the Mississippian carbonate section. The company’s existing, extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large oil accumulations in the Swan Hills area of northern Alberta providing additional ongoing development projects with low decline production and strong cash flow.

During the third quarter of 2014, development continued in the Greater Olds/Garrington area with an additional 10 gross (5.2 net) wells drilled in the Cardium and an additional five gross (1.8 net) wells drilled in the Elkton, Ellerslie and Glauconite formations, all with 100 percent success.

Pengrowth’s third quarter drilling program also included two gross (2.0 net) injectors and one gross (1.0 net) producer in the Lloydminster formation at Bodo as well as two gross (2.0 net) Montney wells at Groundbirch. The Groundbirch wells are expected to be completed and on-stream before year-end. In addition, Pengrowth drilled two gross (2.0 net) injectors and one gross (1.0 net) producer at Judy Creek supporting incremental production and reserves in the miscible flood.

Operating Expenses

Third quarter 2014 operating expenses were approximately $102 million or $15.36 per boe, a decrease of $12 million or 11 percent compared to the second quarter of 2014. The absence of turnaround costs incurred in the second quarter of 2014 was the main driver behind the lower costs in the current quarter. On a per boe basis, third quarter of 2014 operating expenses decreased $1.69 per boe as a result.

Full-year 2014 operating expenses are expected to remain within guidance of between $15.20 and $15.80 per boe.

Funds Flow from Operations

Third quarter 2014 funds flow from operations of $129 million ($0.24 per share) increased six percent compared to the second quarter of 2014. The increase resulted from lower realized commodity risk management losses, lower royalties and operating expenses, partly offset by a decrease in commodity prices in the third quarter of 2014.

Adjusted Net Income and Loss

Pengrowth posted adjusted net income of approximately $3 million in the third quarter of 2014 representing an improvement of approximately $28 million compared to the second quarter of 2014. The increase was primarily due to a gain on disposed properties in the current quarter, coupled with the absence of losses on the disposition of properties recognized in the second quarter.

General and Administrative Expenses

Third quarter 2014 cash General and Administrative (G&A) expenses of approximately $21 million ($3.09 per boe) increased six percent compared to the second quarter of 2014 mainly due to higher professional fees and severance costs. On a per boe basis, third quarter of 2014 cash G&A expenses increased $0.20 per boe compared to the second quarter of 2014 due to the increase in costs.

Full-year 2014 cash G&A expenses are on track to meet guidance of between $3.15 and $3.25 per boe.

Financial Flexibility

Pengrowth remained on sound financial footing with approximately $42 million of cash on hand at the end of the quarter and an undrawn $1.0 billion committed credit facility. The cash on hand will continue to be used in conjunction with internally generated cash flow to provide the capital for the remaining planned 2014 development program. Pengrowth expects to maintain a balanced cash flow profile in 2014, where cash outflows, including capital spending, will equal cash inflows plus cash on hand.

Pengrowth’s risk management program is intended to mitigate commodity price risk, foreign exchange risk and power cost fluctuations and provide a measure of stability and predictability to cash flows. Pengrowth has 77 percent of expected fourth quarter 2014 oil production hedged at Cdn$94.51 per barrel and 63 percent of 2015 expected oil production hedged at Cdn$93.99 per barrel. Natural gas hedges account for 59 percent of expected fourth quarter 2014 gas production at Cdn$3.81 per Mcf and 47 percent of 2015 expected production hedged at Cdn$3.85 per Mcf. Pengrowth also hedges portions of its power consumption in order to mitigate volatility in operating expenses. Additional details of Pengrowth’s risk management contracts are outlined in the Management’s Discussion and Analysis and accompanying Notes to the September 30, 2014 unaudited Financial Statements.

Outlook

Pengrowth remains on track with its long-term strategy, a strategy it has been executing on for the past three years. The commercial development of the Lindbergh thermal project is proceeding on schedule with commissioning having commenced in October and first steam expected in early December. First commercial production from Lindbergh is expected in early 2015. The conventional development program continues to deliver strong operational results, especially in the Cardium, where results continue to meet expectations. Pengrowth’s hedging program helps provide cash flow certainty to ensure support of our dividend and capital program commitments going forward.

Looking forward into 2015, the start of production from the Lindbergh commercial project is expected to provide significant cash flow growth and ultimately position Pengrowth as a sustainable, low decline, dividend paying energy producer. Irrespective of its extensive hedging program, Pengrowth will take a measured approach to allocating 2015 capital, ensuring that all capital plans generate high rates of return and dependable cash flow, while maintaining its financial flexibility and strength in these lower commodity price environments.

Pengrowth looks forward to updating shareholders on additional operating milestones and 2015 guidance at an investor day presentation to be held in January of 2015.

Pengrowth’s unaudited Financial Statements for the three and nine months ended September 30, 2014 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have also been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference call:

Pengrowth will conduct a conference call and webcast with investors on Thursday, October 30, 2014 at 3:30 p.m. Mountain Time (5:30 p.m. Eastern Time). Participants should call 1-866-223-7781, ten minutes before the start of the call or can listen online via the webcast using the link http://www.gowebcasting.com/5940

A replay of the call will be made available until midnight Eastern Time on November 7, 2014 by calling 1-800-408-3053. The passcode is 8236566.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency

All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Pilot Production Results and Steam Oil Ratios

This press release references pilot production results and steam oil ratios for the Lindbergh pilot project. These results are not necessarily reflective of long-term production results, production profiles, steam oil ratios or ultimate performance of these wells or the commercial project.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: first steam at Lindbergh; Lindbergh ramp-up; pending completion of first phase of Lindbergh commercial project; increase in production and cash flow; hedging gains; future commodity prices; benefits of hedging program; successful execution of the Lindbergh commercial project; first production at the Lindbergh commercial site; hedged production; forecasted 2014 and 2015 production; long-term sustainable growth in cash flow and production; increase in funds flow per share; expected achievement of high end of production guidance; final Lindbergh project capital costs; Lindbergh steam efficiencies; expected full-year capital spending guidance; Lindbergh’s robust economics and ten percent rate of return at USD$50 per barrel; expected full-year operating expenses; expected full-year cash G&A expenses; balanced cash flows and 2015 capital allocation, high rates of return and dependable cash flow; financial flexibility and strength. Statements relating to reserves, resources and their net present values are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form, under the heading "Business Risks" in our most recent year-end Management's Discussion and Analysis, and in our most recent financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional and Non-GAAP Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures, Adjusted Net Income (Loss), operating netbacks, adjusted payout ratio and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-GAAP measures can be found in Pengrowth’s most recent management’s discussion and analysis.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of proved and proved plus probable reserves, as well as contingent resources. The SEC permits, but does not require the inclusion of estimates of probable reserves in filings made with it by United States oil and gas companies. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.